Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(in millions, except ratios)	2013	2012

Income before income taxes	$1,220	$1,077
Interest	92	96
Portion of rentals deemed to be interest	16	16
Income available for fixed charges	$1,328	$1,189

Fixed charges:
Interest	$92	$96
Portion of rentals deemed to be interest	16	16
Total fixed charges	$108	$112
Ratio of earnings to fixed charges	12.26	10.59

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.